
Mail Stop 3720

February 23, 2009

Hajime Sawabe
Chairperson, Representative Director and Chief Executive Officer
TDK Corporation
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8272 Japan

> **Re: TDK Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed July 29, 2008**
> **File No. 1-8346**

Dear Mr. Sawabe:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2008

Financial Statements

Note 5 – Investments in Affiliates, page 121 and Note 24 – Sale of Business to Imation Corp., page 153

1. We note that you transferred assets to Imation in exchange for Imation common stock and cash, recognizing a gain on sale of $153 million in fiscal 2008. We also note that during fiscal 2008, subsequent to the sale of assets to Imation, the fair market value of the common stock of Imation you received decreased to $176

million as compared to the carrying value of the equity investment in Imation of $286 million included in your balance sheet as of March 31, 2008. In your response, please tell us the basis for your belief that the excess of carrying value over the market value of your investment is temporary using the guidance in Staff Accounting Bulletin Topic 5:M, FAS 115 and any other relevant accounting literature you considered.

2. Please also expand MD&A to include a specific discussion of the underlying reasons for your belief that the decline is other than temporary and a discussion of the risks and uncertainties regarding future changes in valuation of your investment in Imation. Please include a detailed description of the changes in Imation's business environment that occurred at the time of the decline in market value and the basis for your belief that these changes are temporary.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director